UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)
(Name of Issuer)

National Telephone Company of Venezuela (CANTV)
(English Translation of Issuer Name)

Class D Common Shares,
Nominal Value Bs. 36.90182224915 Per Share (“Class D Shares”)
American Depositary Shares Each Representing
Seven (7) Class D Shares (“ADSs”)
(Title of Class of Securities)

P3055Q103 (Class D Shares)
204421101 (ADSs)
(CUSIP Number)

Lawrence Goodman Esq.
Jeffrey N. Ostrager Esq.
Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, New York 10178
(212) 696-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 12, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. P3055Q103 (Class D Shares) 204429101 (ADSs)

1	NAME OF REPORTING PERSON The Government of the Bolivarian Republic of Venezuela I.R.S. Identification Nos. of above persons (entities only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	Source of Funds (see instructions)		OO (See Item 3)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	None
	6	Citizenship or Place of Organization	Venezuela
	7	Sole Voting Power Class D Shares: ADSs:	224,410,604 * 4,001,311**
	8	Shared Voting Power Class D Shares: ADSs:	None None
9	Sole Dispositive Power Class D Shares: ADSs:		224,410,604 * 4,001,311**
10	Shared Dispositive Power Class D Shares: ADSs:		None None
11	Aggregate Amount Beneficially Owned by Each Reporting Person Class D Shares ADSs:		224,410,604* 4,001,311**
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares(see instructions)		Not applicable
13.	Percent of Class Represented by Amount in Row (11)		35.8% ***
14.	Type of Reporting Person (see instructions)		OO (Government)

*
Consists of (i) 28,009,177 Class D Shares receivable upon the exchange of 4,001,311 ADSs, and (ii) 196,401,427 Class D Shares issuable upon the automatic conversion of an equal number of Class A common shares (“Class A Shares”) upon the sale of the Class A Shares.

**	Each ADS may be exchanged for seven Class D Shares.
***
Based upon the 431,272,364 Class D Shares reported as outstanding as of May 31, 2006 (as reported in the Issuer’s Form 20-F filing on June 30, 2006) and assuming the conversion of 196,401,427 Class A Shares to an equal number of Class D Shares.

Item 1.	Security and Issuer

This initial Statement on Schedule 13D being filed by the Government of the Bolivarian Republic of Venezuela relates to the Class D Common Shares, nominal value Bs. 36.90182224915 per share (the “Class D Shares”), and American Depositary Shares, each representing seven (7) Class D Shares (the “ADSs”) of Compañía Anónima Nacional Teléfonos de Venezuela (the “Issuer”). The Issuer has its principal offices at Avenida Libertador, Centro Nacional de Telecomunicaciones, Nuevo Edificio Administrativo, Piso 1, Apartado Postal 1226, Caracas, Venezuela 1010.

The ADSs are evidenced by American Depositary Receipts (“ADRs”) issued under an Amended and Restated Deposit Agreement dated as of September 10, 2000, as amended, among the Issuer, The Bank of New York, as depositary (the “Depositary”), and the holders and beneficial owners from time to time of ADRs issued thereunder. The principal executive offices of the Depositary are 101 Barclay Street, 22nd Floor, New York, New York, 10289.

Item 2.	Identity and Background

This initial Statement on Schedule 13D is being filed by the Government of the Bolivarian Republic of Venezuela (the “Government”).

Item 3.	Source and Amount of Funds or Other Consideration

As described further in the response to Item 4, the Government has entered into a Memorandum of Understanding dated as of February 12, 2007 (the “Memorandum”) with Verizon Communications Inc. (“Verizon”) and GTE Venholdings B.V. (“GTE Venholdings”), pursuant to which GTE Venholdings has agreed to tender all shares of the Issuer’s capital stock owned beneficially or of record by it into concurrent tender offers (“Offers”) that the Government will conduct in Venezuela and the United States, subject to the satisfaction of certain conditions, to purchase any and all outstanding shares of capital stock of the Issuer. No consideration was paid to Verizon or to GTE Venholdings in connection with the execution of the Memorandum.

It is currently anticipated that the consideration to be paid to GTE Venholdings upon consummation of the Offers is approximately US$572 million, which represents the Bolivar equivalent of US$2.55 per share or US$17.85 per ADS (based upon 7 Class D Shares represented by each ADS). The amount to be paid to GTE Venholdings in the Offers is subject to downward adjustment if the Issuer declares and pays a dividend prior to the closing of the Offers. The Government is currently considering a variety of available options for funding the acquisition of all shares of the Issuer (including the ADSs) tendered in the Offers, including private financing, public financing or a combination thereof.

Item 4.	Purpose of Transaction

On January 8, 2007, the President of Venezuela announced Venezuela’s intention to nationalize certain strategic sectors of the Venezuelan economy, including the telecommunications sector in which the Issuer participates. In furtherance of that objective, the Government entered into the Memorandum with Verizon and GTE Venholdings on February 12, 2007. Under the terms of the Memorandum, GTE Venholdings has agreed to tender all shares of the Issuer’s capital stock owned beneficially or of record by it, representing approximately 28.51% of the Issuer’s outstanding capital stock, into Offers that the Government will conduct in Venezuela and the United States, subject to the satisfaction of certain conditions, to purchase any and all outstanding shares of capital stock of the Issuer. Pursuant to the Offers, the Government (or a designated Government-owned entity) will offer to purchase (i) in Venezuela, any shares of the Issuer’s capital stock at a price not less than the Bolivar equivalent of US$2.55 per share, and (ii) in the United States, ADSs at a price not less than US$17.85 per ADS, which is based upon the seven Class D Shares represented by each ADS. The price paid in the Offers is subject to downward adjustment if the Issuer declares and pays a dividend prior to the closing of the Offers. Under the terms of the Memorandum, the Government has agreed to commence the Offers by March 29, 2007.

The Offers will be subject to customary conditions, including regulatory approvals. In addition, the Offers will be subject to the condition that a sufficient number of shares and ADSs are tendered such that the Government would own a majority of the outstanding shares of the Issuer upon closing of the Offers.

The Memorandum provides that prior to the closing of the Offers neither Verizon nor its affiliates will vote as a shareholder of the Issuer to approve any action or transaction of the Issuer or its subsidiaries that is outside of the ordinary course of business. The foregoing description of the terms of the Memorandum is qualified in its entirety by reference to the full text of the Memorandum, a copy of which is attached as Exhibit 1 hereto and which is incorporated herein by reference.

The Government’s purpose for entering into the Memorandum is to ensure that Verizon and its affiliates will tender all shares of the Issuer’s capital stock owned by them in the Offers. GTE Venholdings owns beneficially and of record (i) 4,001,311 ADSs, which can be exchanged for an aggregate of 28,009,177 Class D Shares, and (ii) 196,401,427 Class A common shares (“Class A Shares”) (representing 78% of the Issuer’s total outstanding Class A Shares). Any transfer of Class A Shares to an unaffiliated person or entity, including a transfer to the Government pursuant to the Offers, will cause the automatic conversion of those Class A Shares to an equal number of Class D Shares. As described more fully in Section 6 below, Banco de Desarrollo Económico y Social de Venezuela (“BANDES”), a Venezuelan state-owned bank, currently holds 51,900,000 Class B common shares (“Class B Shares”), representing 6.6% of the Issuer’s issued and outstanding equity share capital. The Government is deemed to beneficially own the Class B Shares held by BANDES.

If the Offers are consummated and the Government holds a majority of the Issuer’s outstanding capital stock (or such lesser percentage as would enable the Government to control the Issuer), the Government may engage, or cause the Issuer to engage, in one or more actions or transactions of the type referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D, including:

-	The Government may seek to acquire additional shares of the Issuer’s capital stock.
-	The Government may seek to increase its representation on the Issuer’s Board of Directors or change the current management of the Issuer.
-	The Issuer may engage in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.
-	The Government may cause the Issuer to sell or transfer a material amount of assets of the Issuer or any of its subsidiaries.
-	The Government may cause changes in the Issuer's dividend policies.
-	The Government may cause the Issuer to adopt such changes in its By-laws as are appropriate or desirable in connection therewith.

In addition, it is possible that, due to decreases in trading volume and the number of ADS holders following the Offers, the ADSs will no longer meet the continued listing requirements of the New York Stock Exchange (the “NYSE”). In the event that the ADSs fail to meet the NYSE listing requirements, the NYSE may elect to delist the ADSs. If the ADSs are delisted, the Issuer may deregister the ADSs (and the Class D Shares) provided there are fewer than 300 record holders of the ADSs resident in the United States. If the ADS (and Class D Shares) are no longer registered under the Exchange Act, the information the Issuer would be required to furnish to holders of ADSs and to the SEC would be substantially reduced. Even if the ADSs are not delisted by the NYSE, the Government may cause the Issuer to examine whether the continued listing of ADSs on the NYSE and registration under the Exchange Act is necessary, desirable and consistent with the Issuer’s business goals and objectives.

In addition to the foregoing, the Government intends to continuously review all aspects of its investment in the Issuer, including the Issuer’s business, operations, financial results and condition and prospects, and general economic and industry conditions and, based on its continuing review of these and other relevant factors, the Government may engage, or cause the Issuer to engage, in any of the transactions referred to or contemplated by paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D when deemed appropriate.

Item 5.	Interest in Securities of the Issuer

(a)   As a result of the terms of the Memorandum described under Item 4 above, the Government may be deemed to beneficially own: (i) 4,001,311 ADSs, which represent 28,009,177 Class D Shares in the aggregate (each ADS representing seven Class D Shares), and (ii) 196,401,427 Class A Shares, which would be automatically converted to an equal number of Class D Shares upon transfer to any person other than a subsidiary of GTE Venholdings. Based upon the foregoing, the Government may be deemed to beneficially own in the aggregate 35.8% of the Issuer’s issued and outstanding Class D Shares (based upon 431,272,364 Class D Shares reported as outstanding in the Issuer’s Form 20-F filing on June 30, 2006 and assuming conversion of the 196,401,427 Class A Shares).

(b)   As a result of the terms of the Memorandum described under Item 4 above, the Government may be deemed to have the sole power to vote or to direct the vote of, and dispose or direct the disposition of the ADSs and Class A Shares that are held beneficially and of record by GTE Venholdings.

(c)   There were no transactions in Class D Shares or ADSs effected by the Government in the sixty (60) days prior to this filing.

(d)    - (e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth under Item 4 and in Exhibit 1 attached hereto is incorporated herein by reference. Currently, the Government beneficially owns 51,900,000 Class B Shares of the Issuer, representing all of the issued and outstanding Class B Shares. The Class B Shares are held directly by Banco de Desarrollo Económico y Social de Venezuela, a Venezuelan state-owned bank. Any transfer of Class B Shares to any non-public individual or entity will cause the Class B Shares to be automatically converted to Class D Shares, except if they are transferred to the Issuer’s employees or retirees, in which case the shares will be converted to Class C common shares. Pursuant to the Issuer’s By-laws, the Government has the right to appoint one director to the Issuer’s Board of Directors for so long as it continues to beneficially own at least one Class B Share. In addition, the By-laws require the approval of holders of the majority of the Class B Shares to approve decisions concerning, among others, the dissolution of the Issuer, mergers or other extraordinary corporate transactions, the reimbursement or reduction of the capital of the Issuer and the sale of the Issuer’s assets. The affirmative vote of holders of a majority of the Class B Shares is also required to amend the Issuer’s By-laws in relation to corporate purpose, classification of share capital and the rights accorded to the classes of capital shares, Shareholders’ Assembly, related notices and quorum requirements, composition of the Board of Directors and Board of Directors’ meetings, related notices and quorum requirements, provisions related to the approval of transactions by the Board of Directors and provisions requiring the approval of certain classes of shares.

Item 7.	Material to Be Filed as Exhibits

Exhibit Index

Exhibit No.	Description

1	Memorando, dated as of February 12, 2007, among the Government of the Bolivarian Republic of Venezuela, Verizon Communications Inc. and GTE Venholdings B.V.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 22, 2007

THE GOVERNMENT OF THE BOLIVARIAN REPUBLIC OF VENEZUELA

	/s/	Jesse Chacón Escamillo
By:		Ing. Jesse Chacón Escamillo
Title:		Minister of the Popular Power for the Telecommunications and Information of the Bolivarian Republic of Venezuela

Exhibit Index

Exhibit No.	Description

1	Memorando, dated as of February 12, 2007, among the Government of the Bolivarian Republic of Venezuela, Verizon Communications Inc. and GTE Venholdings B.V.